Exhibit 3.25

State of Delaware Secretary of State Division of Corporations Delivered 11:30 AM 01/26/2007 FILED 11:25 AM 01/26/2007 SRV 070089445 - 4291421 FILE

CERTIFICATE OF FORMATION

OF

SEMCRUDE PIPELINE, L.L.C.

ARTICLE I

The name of the limited liability company (the “Company”) is:

SemCrude Pipeline, L.L.C.

ARTICLE II

The Company shall have a perpetual term of existence.

ARTICLE III

The street address of the Company’s principal place of business in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801.

The name and street address of the Company’s resident agent in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

IN WITNESS WHEREOF, this Certificate of Formation has been executed by the undersigned on the 26th day of January, 2007.

/s/ W. Deke Canada
W. Deke Canada
Authorized Person or Organizer